Exhibit (a)(17)

Portal Software Reminds Shareholders of Tender Offer Expiration;

Offer Set to Expire Friday at Midnight EDT (8 p.m. PDT)

CUPERTINO, Calif.—June 29, 2006—Portal Software, Inc. (Pink Sheets:PRSF), today reminds its shareholders that the subsequent tender offer by Oracle Corporation (Nasdaq:ORCL) is set to expire at 8 p.m. EDT (5 p.m. PDT) on Friday, June 30, 2006. Portal’s Board of Directors and Executive Team recommend and encourage stockholders to tender their shares immediately. Oracle will accept for payment and promptly pay for Portal Software shares as they are tendered. Stockholders who tender shares during such period will be paid the same $4.90 per share cash consideration paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. Shareholders needing assistance should contact MacKenzie Partners at (800) 322-2885 or (212) 929-5500.

On June 21, 2006, Oracle announced that Portal stockholders had tendered approximately 32.0 million shares or approximately 74 percent of Portal Software’s outstanding stock. By accepting for payments all shares tendered in the offer, Oracle assumed ownership of Portal. Portal’s management and employees will form a dedicated global communications business unit within Oracle concentrating on billing and revenue management.

“With over 74% of the shares tendered and accepted, the acquisition of Portal Software is inevitable,” said Oracle spokesperson Bob Wynne. “The question is simply whether we complete the transaction more quickly if additional shares are tendered, or go through a lengthier process involving a shareholder vote. Portal Software shareholders have until June 30 to tender, or face the possibility of several months before they will receive proceeds from the transaction.”

About Portal Software, Inc.

Portal is the leading worldwide provider of billing and Revenue Management solutions for the global communications and media markets. The company delivers the only platform for the end-to-end management of customer revenue across offerings, channels, and geographies. Portal’s solutions enable companies to dramatically accelerate the launch of innovative, profit-rich services while significantly reducing the costs associated with legacy billing systems.

Media Contact

Andrea Ward; anward@portal.com; 408-572-3958

©1996-2006. PORTAL, and the PORTAL LOGO are trademarks or registered trademarks in the United States and in other countries, all owned by Portal Software, Inc. or its subsidiaries

THIS INFORMATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PORTAL SOFTWARE’S COMMON STOCK IS ONLY MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION, ORACLE SYSTEMS CORPORATION AND POTTER ACQUISITION CORPORATION FILED ON APRIL 25, 2006 AND AS SUBSEQUENTLY AMENDED. STOCKHOLDERS SHOULD READ THE OFFER TO PURCHASE AND RELATED MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS CAN OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV FROM MACKENZIE PARTNERS, THE INFORMATION AGENT FOR THE OFFER, FROM PORTAL SOFTWARE, INC. OR FROM ORACLE CORPORATION.

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